Exhibit 99.1

August 13, 2008	Trading Symbol: URA – TSX.V

Colorado Drill Program Yields 3.5 feet of 0.258 % eU3O8

Anglo Canadian Uranium Corp. (URA -- TSX.V) is pleased to announce is has received results from the current drill program on its 100% owned Eula Belle uranium project in Montrose County, Southwestern Colorado. To date, twenty-six (26) holes have been completed. Probe work is being done by Jet West Geophysical Services of Farmington, New Mexico. This drill program is testing two 25-hole cluster drill outs within the Eula Belle Uranium Project area, bordering the Company's 100% owned King Uranium Project, within the Uravan Mineral Belt of Colorado.

The best results from the Eula Belle drill-out, located about 700m north of the old mine workings, are shown in the following table.

Well Name	From	To	Interval	Grade eU3O8	Grade Thickness

MC-09-07	747.2	753.2	6	0.193	1.16
MC-08-07	749.6	752.6	3	0.136	0.41
MC-13	749	754	5	0.044	0.22
LM29-49N-17W#1	552.1	554.1	2	0.013	0.03
LM21-49N-17W#1	651.1	654.6	3.5	0.029	0.10
MC-15	529.5	544	14.5	0.026	0.38
MC -14	761	764.5	3.5	0.022	0.08
MC-7-07	742.3	746.3	4	0.040	0.16
MC-19-07	784.3	787.3	3	0.348	1.04
MC-20-07	778.4	784.4	6	0.040	0.24
MC-24-27	749.5	753	3.5	0.258	0.90

The “e” preceding the U3O8 assays indicates that these values were calculated using a gamma ray probe rather than a chemical analytical method.

The recent work confirms the presence of uranium mineralization in multiple sandstone beds ranging in depth from 529 feet to 787 feet. A review of the area has indicated several old drill-outs just north of the Eula Belle workings. A map outlining this drilling program is available on the company web site at: www.anglocanex.com.

* The distance between hole MC-19 and hole MC-24 is approximately 275m or 900 feet. Holes MC-15, 19, 20 & 24 occur in the Union Carbide drill-out where “ore grade” material is noted on historic maps.

Note: “ore grade” as used in this context is not a term consistent with NI 43-101 standards. Union Carbide used this term as a grade that they could potentially mine. The grade cutoff from Union Carbide’s maps appears to be 0.025 % eU3O8.

The Eula Belle Uranium Project contains the Eula Belle uranium/vanadium mine which was operated by Union Carbide from 1901 to 1974 and produced 1,485,550 pounds of U3O8 and 5,234,387 pounds of vanadium (V2O5) and the King Uranium Project, covering two hundred and fifty claims. Both projects are located near a Department of Energy mineral reserve and the King Solomon uranium/vanadium mine that produced 3,172,420 pounds of U3O8 and 16,223,095 pounds of vanadium (V205) from 1974 to 1983.

With regard to the historical information referred to in this news release and details regarding the location of these historical resources, the Company considers them to be relevant but not to NI 43-101 standards.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
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